                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 1 for the month of August 2002



                           Belzberg Technologies Inc.
                           --------------------------
                           (Exact name of Registrant)

        40 King Street West, Suite 3400, Toronto, Ontario, Canada M5H 3Y2
        -----------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   X     Form 40-F
                   -----             -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes               No    X
             -----             -----

                           BELZBERG TECHNOLOGIES INC.

         Belzberg Technologies Inc. filed the following document with the SEDAR:

         1.       Press Release regarding second quarter filings for 2002.

         2.       Financial Statements for 6 months ended June 30, 2002.

         3.       Management's Discussion and Analysis for 6 months ended June
                  30, 2002.

         The above-referenced documents are filed as exhibits to this Form 6-K.

Exhibit 1.        Press Release

Exhibit 2.        Financial Statements

Exhibit 3.        Management's Discussion and Analysis

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 20, 2002


                                          BELZBERG TECHNOLOGIES INC.


                                          By: /s/ J. Stephen Wilson
                                            ------------------------------------
                                          J. Stephen Wilson
                                          Chief Financial Officer